Exhibit 6.4

PROVEN GROUP, INC.

TITLE AND COMPENSATION AGREEMENT AND RELEASE

This Title and Compensation Agreement and Release (this “Agreement”) is made by and between Marc Chapman (“Employee”) and Proven Group, Inc., a Delaware corporation (the “Company”) (collectively referred to as the “Parties” or individually referred to as a “Party”). All capitalized terms used but not defined herein shall have the meanings as defined in the Offer Letter (as defined below), unless otherwise provided.

RECITALS

WHEREAS, the Company and Employee entered into that certain Offer Letter dated May 28, 2024 (the “Offer Letter”), pursuant to which Employee was offered the role of President of the Company.

WHEREAS, the Company and Employee desire to change Employee’s title to Chief Executive Officer of the Company and, in connection therewith, set forth Employee’s eligibility for additional compensation.

WHEREAS, the Company and Employee have entered into two Stock Option Agreements, each dated September 5, 2024 (the “Option Agreement Effective Date”), granting Employee the option to purchase shares of the Company’s common stock, each subject to the terms and conditions of the Company’s Amended and Restated 2017 Stock Plan and the respective Stock Option Agreements (together with any amendments, restatements, modifications or other supplements, collectively the “Option Agreements”).

WHEREAS, the Company and Employee desire to clarify and acknowledge the terms of the Option Agreements.

NOW, THEREFORE, in consideration of the mutual promises made herein, the Company and Employee hereby agree as follows:

COVENANTS

1. Title Change; Compensation and Equity Increases.

(a) Title. Promptly following the execution of this Agreement by both Parties, the Company will recommend to the Board that Employee be elected as the Company’s Chief Executive Officer. Employee will report to the Board of Directors of the Company, via direct reporting to the chairperson(s) of the Board, which will initially be Ming Zhao.

(b) Base Salary. As of March 1, 2025 (the “Compensation Change Date”), Employee’s base salary shall be increased to $310,000 per year.

(c) Bonus. In connection with the changes to Employee’s title and base salary, and in addition to the performance bonus (as provided in Section 3 of the Offer Letter), Employee shall become eligible to receive an additional one-time cash bonus of $20,000 (the “CEO Bonus”), which will be based on Company and individual performance in relation to certain key performance indicators agreed to in writing by the Board (currently understood by Employee and the Company to be $38,000,000 in gross Company revenue and $800,000 in Company EBITDA). To earn and be eligible to receive the CEO Bonus, Employee must continue to be an employee in good standing on the date the CEO Bonus is paid, which is anticipated to be no later than 30 days following the end of the Company’s fiscal year for 2025. Employee hereby acknowledges and agrees that nothing contained herein confers upon Employee any right to an annual bonus in any year, and that whether the Company pays Employee an annual bonus and the amount of any such annual bonus will be determined by the Board in its sole discretion.

(d) Equity. Furthermore, subject to approval by the Board, the Company will award Employee the opportunity to acquire an additional 1,722,242 shares of the Company’s Common Stock (the “Additional Equity”). 1/4th of the Additional Equity will vest on the 1-year anniversary of the Compensation Change Date, and 1/48th of the Additional Equity will vest on each monthly anniversary thereafter, subject to Employee’s continuous service with the Company through each vesting date. Additionally, 100% of the unvested Additional Equity shall immediately become fully vested if a Change in Control (as defined in the Offer Letter) occurs during Employee’s continuous service with the Company, provided that Employee enter into a release of claims in favor of the Company in a format acceptable to the Company. The purchase or exercise price per share, or per share value of the Additional Equity, will be equal to the fair market value per share of the Company’s Common Stock on the date the Additional Equity is granted, as determined by the Board in good faith. There is no guarantee that the Internal Revenue Service will agree with this value. Employee should consult with Employee’s own tax advisor concerning the tax consequences associated with accepting the Additional Equity. The Additional Equity will be subject to the terms and conditions set forth in the Company’s equity incentive plan (the “Plan”) and the Company’s standard forms of agreements under the Plan. The Company reserves the right to award the Additional Equity as a stock option, a stock purchase right, or a restricted stock award. Subject to the discretion of the Board, Employee may be eligible to receive additional awards of equity from time to time in the future, on such terms and subject to such conditions as the Board shall determine as of the date of any such grant.

(e) Offer Letter. These changes to Employee’s title and total compensation will be subject to adjustment from time to time pursuant to the Company’s compensation policies in effect. All other terms in the Offer Letter will remain in effect.

2. Option Agreements.

(a) Acknowledgement. Notwithstanding anything set forth in the Option Agreements, Employee acknowledges and agrees that the intent of the Employee and Company was and is that the definition of “Change in Control” set forth in the Option Agreements to be the same as the definition of “Change in Control” set forth in the Offer Letter: “Change in Control” has the definition set forth in the Plan; provided, however, that the aggregate deal consideration for such transaction must result in no less than $100,000,000.00 USD of value, as reasonably determined by the Board, tendered to the Company in exchange for its capital stock or assets (the “Change in Control Definition”). Employee acknowledges and accepts that Company has corrected the Option Agreements after the Option Agreement Effective Date to reflect the Change in Control Definition agreed up by Employee and Company in the Offer Letter.

(b) Release of Claims. Employee, on Employee’s own behalf and on behalf of Employee’s respective heirs, family members, executors, agents, and assigns, hereby and forever releases the Company and its current and former officers, directors, employees, agents, investors, attorneys, shareholders, administrators, affiliates, benefit plans, plan administrators, professional employer organization or co-employer, insurers, trustees, divisions, subsidiaries, and predecessor and successor corporations and assigns (collectively, the “Releasees”) from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, demand, or cause of action relating to the Option Agreements that Employee may possess against any of the Releasees arising from any omissions, acts, facts, or damages that have occurred up until and including the date both Parties have executed this Agreement, including but not limited to any changes to the Option Agreements after the Option Agreement Effective Date or that the definition of “Change in Control” in the Option Agreements did not or does not include the following: “provided, however, that the aggregate deal consideration for such transaction must result in no less than $100,000,000.00 USD of value, as reasonably determined by the Board, tendered to the Company in exchange for its capital stock or assets.”

Employee agrees that the release set forth in this Section 2(b) (Release of Claims) shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement. This release does not release claims that cannot be released as a matter of law.

3. California Civil Code Section 1542. Employee acknowledges that Employee has been advised to consult with legal counsel and is familiar with the provisions of California Civil Code Section 1542, a statute that otherwise prohibits the release of unknown claims, which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Employee, being aware of California Civil Code Section 1542, agrees to expressly waive any rights Employee may have thereunder (or if Employee is not located in California, any applicable equivalent thereof), as well as under any other statute or common law principles of similar effect.

4. Severability. In the event that any provision or any portion of any provision hereof or any surviving agreement made a part hereof becomes or is declared by a court of competent jurisdiction or arbitrator to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision or portion of provision.

5. Entire Agreement. This Agreement represents the entire agreement and understanding between the Company and Employee concerning the subject matter of this Agreement, and supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this Agreement, with the exception of the Offer Letter Agreement and the Option Agreements, as modified or superseded herein.

6. No Oral Modification. This Agreement may only be amended in a writing signed by Employee and an authorized officer of the Company other than Employee.

7. Governing Law. This Agreement shall be governed by the laws of the State of California, without giving effect to the principles of conflicts of law that may result in the application of the laws of any jurisdiction other than California. Employee expressly consents to personal and exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California.

8. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Counterparts may be delivered via email or other transmission method (including pdf or any electronic signature complying with applicable law) and any counterpart so delivered shall be deemed valid and effective for all purposes.

[Remainder of Page Blank; Signature Page Follows]

9. Voluntary Execution of Agreement. Employee understands and agrees that Employee executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of Employee’s claims against the Company and any of the other Releasees. Employee acknowledges that:

(a) Employee has read this Agreement;

(b) Employee has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of Employee’s own choosing, at Employee’s own expense, or has elected not to retain legal counsel;

(c) Employee understands the terms and consequences of this Agreement and of the releases it contains; and

(d) Employee is fully aware of the legal and binding effect of this Agreement and Employee has not relied upon any representations or statements made by the Company that are not specifically set forth in this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

EMPLOYEE:

Sign:	/s/ Marc Chapman
Name:	Marc Chapman

Dated:	4/17/2025

COMPANY:

PROVEN GROUP, INC.

By:	/s/ Zaoshi Yuan
Name:	Zaoshi Yuan
Title:	Chief Financial Officer

Dated:	April 26, 2025

(Signature Page to Title and Compensation Agreement and Release)